EXHIBIT 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars, except ratios)

	Years ended December 31,
	2009	2008	2007
Earnings from continuing operations before income taxes	$505.3	$808.4	$621.6
Less: Equity earnings	(52.6)	(50.8)	(34.1)
Add: Total fixed charges deducted from earnings	246.6	260.5	362.7
Proportional share of pre-tax earnings of 50% owned associates	25.6	12.6	7.7
Dividends received from equity investees	33.8	24.5	21.7
Earnings available for payment of fixed charges	$758.7	$1,055.2	$979.6

Fixed charges (including the Company’s proportional share of 50% owned associates):
Interest expense	$230.4	$245.1	$340.0
Portion of operating lease rental deemed to be interest	5.8	7.5	14.1
Amortization of deferred financing costs and debt discount expense	10.4	7.9	8.6
Total fixed charges deducted from earnings	$246.6	$260.5	$362.7

Ratio of earnings to fixed charges	3.1	4.1	2.7

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars, except ratios)

	Years ended December 31,
	2006	2005
Earnings (loss) from continuing operations before income taxes	$285.1	$(72.1)
Less: Equity earnings	(23.4)	(20.5)
Add: Total fixed charges deducted from earnings	361.3	336.5
Proportional share of pre-tax earnings of 50% owned associates	7.9	8.9
Dividends received from equity investees	43.5	11.0
Earnings available for payment of fixed charges	$674.4	$263.8

Fixed charges (including the Company’s proportional share of 50% owned associates):
Interest expense	$343.3	$318.7
Portion of operating lease rental deemed to be interest	12.3	11.1
Amortization of deferred financing costs and debt discount expense	5.7	6.7
Total fixed charges deducted from earnings	$361.3	$336.5

Ratio of earnings to fixed charges	1.9	2.2